Exhibit 99.1

In the second quarter 2009

19.6% INCREASE IN VIÑA CONCHA Y TORO SALES

Santiago, July 9, 2009: Viña Concha y Toro S.A informed today preliminary sales for the second quarter 2009. Consolidated sales totaled Ch$94,645 million, showing a 19.6% increase as compared to the same quarter last year.

For the quarter, all company business areas registered positive growth. Sales in export markets increased 19.3%; sales in the domestic market grew 4.5% and the Argentine subsidiary grew 9.3%. Domestic market other product sales increased 377.8%, following the distribution agreement of the Diageo liquors since May 2009.

Sales (million Chilean pesos)	2Q2009	2Q2008	% change	Ac. June 2009	Ac. June 2008	% change

Total Sales	94,645	79,165	19.6%	163,101	139,951	16.5%

Export markets	68,327	57,272	19.3%	117,930	100,870	16.9%
Domestic market - wine	13,302	12,725	4.5%	23,374	22,371	4.5%
Domestic market - other products	4,391	919	377.8%	5,488	1,758	212.1%
Argentine subsidiary	6,115	5,596	9.3%	11,422	9,971	14.6%
Other (1)	2,510	2,653	-5.4%	4,886	4,981	-1.9%

Volumes	2Q2009	2Q2008	% change	Ac. June 2009	Ac. June 2008	% change

(thousand liters)
Export markets	43,471	38,919	11.7%	74,997	68,080	10.2%
Domestic market - wine	18,958	18,010	5.3%	33,083	32,008	3.4%
Argentine subsidiary	5,261	5,603	-6.1%	9,568	10,321	-7.3%

     (1) includes sales of bulk wine.